Exhibit (d)(2)

SCHEDULE A

TO THE INVESTMENT ADVISORY AGREEMENT

BETWEEN ACCESS ONE TRUST AND PROFUND ADVISORS LLC

AS OF DECEMBER 14, 2006

NAME OF FUND	COMPENSATION
(at Annual rate expressed as a percentage of average daily net assets of each Fund)(I)
Access Flex High Yield Fund	0.75%
Access VP High Yield Fund	0.75%
Access Flex Bear High Yield Fund	0.75%
Access VP Bear High Yield Fund	0.75%
Access Bear Commodity Fund	0.75%
Access Commodity Fund	0.75%

PROFUND ADVISORS LLC a Maryland Limited liability company		ACCESS ONE TRUST a Delaware statutory trust

By:	/s/ Michael L. Sapir	By:	/s/ Michael L. Sapir
	Michael L. Sapir Chairman and Chief Executive Officer		Michael L. Sapir President

(1)	All fees are computed daily and paid monthly.